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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 ML DIRECT INC.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    43070470
            --------------------------------------------------------
                        (CUSIP Number for Common Stock)

                                James M. Lawless
                                 ML Direct Inc.
                                300 Park Avenue
                                   Suite 1700
                               New York, NY 10022
                                 (212) 572-6209
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 29, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.)

                                                              Page 1 of 7 Pages

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CUSIP No. 43070470 for Common Stock                           Page 2 of 7 Pages


 1)      Name of Reporting Person: Michael Lulkin
         SS or IRS Identification No. of Above Person: ______________

 2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                   (a)     [ ]
                   (b)     [X]

 3)      SEC Use Only

 4)      Source of Funds (See Instructions):   PF

 5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)            [ ]

 6)      Citizenship or Place of Organization:   U.S.A.

Number of           7) Sole Voting      285,000 shares of Common
Shares              Power:              Stock, and 45,000 shares of
Beneficially                            Common Stock issuable upon
Owned by Each                           exercise of 45,000 Warrants.
Reporting
Person With         8) Shared Voting    None.
                    Power:

                    9) Sole             285,000 shares of Common
                    Dispositive         Stock, and 45,000 shares of
                    Power:              Common Stock issuable upon
                                        exercise of 45,000 Warrants.

                    10) Shared          None.
                    Dispositive
                    Power:

11)      Aggregate Amount Beneficially Owned by the Reporting Persons:
         285,000 shares of Common Stock, and 45,000 shares of Common Stock issuable upon exercise of 45,000 Warrants.

12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                 [ ]

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CUSIP No. 43070470 for Common Stock                           Page 3 of 7 Pages


13) Percent of Class Represented by Amount in Row (11): 6.7% of the Common Stock based on 4,224,000 shares of Common Stock outstanding as of July 3, 1997.

14)      Type of Reporting Person (See Instructions):   IN

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CUSIP No. 43070470 for Common Stock                           Page 4 of 7 Pages


ITEM 1.  SECURITY AND ISSUER

                  This statement relates to shares of Common Stock, $.0001 par value per share, of ML Direct Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 300 Park Avenue, New York, NY 10022.

ITEM 2.  IDENTITY AND BACKGROUND

  Michael Lulkin

         I.       Individual Securityholder

                  (a) This statement is being filed by Michael Lulkin, an individual ("Lulkin").

                  (b) Lulkin's residence address is 35 Trenor Drive, New Rochelle, NY 10804.

                  (c)      Lulkin's is principally employed as an attorney.

                  (d) During the last five (5) years, Lulkin has not been convicted in a criminal proceeding.

                  (e) During the last five (5) years, Lulkin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Lulkin is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock were purchased in

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CUSIP No. 43070470 for Common Stock                           Page 5 of 7 Pages


open market transactions on The Nasdaq SmallCap Market, for an aggregate purchase price of $87,364. The Warrants were purchased in open market transactions on The Nasdaq SmallCap Market, for an aggregate purchase price of $2,355.

ITEM 4.  PURPOSE OF TRANSACTION

                  The shares of Common Stock were acquired by the Reporting Person for investment purposes.

                  The Reporting Person does not currently have any plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer,
(ii) a sale or transfer of a material amount of the assets of the Issuer, (iii) any change in the present board of the directors of management of the Issuer,
(iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in the Issuer's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, (vi) any change in the Issuer's charter, by-laws or other actions which may impede the acquisition or control of the Issuer by any person (vii) any of the securities of the Issuer's securities ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) any of the Issuer's securities becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER

         (a) As of the date hereof, Michael Lulkin is the record and beneficial owner of 285,000 shares of Common Stock, and 45,000 shares of Common Stock issuable upon exercise of 45,000 Warrants. Accordingly, Lulkin is the beneficial owner of 330,000 shares of

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CUSIP No. 43070470 for Common Stock                           Page 6 of 7 Pages


Common Stock or 6.7% of the outstanding shares of Common Stock based on 4,224,000 shares of Common Stock outstanding as of July 3, 1997.

         (b) Michael Lulkin has the sole power to vote or direct the vote of the shares of Common Stock and the sole power to dispose or to direct its disposition.

         (c) Lulkin has not affected any transactions in the Issuer's securities during the last sixty (60) days, other than as described herein.

         (d) No other person.

         (e) Lulkin has not ceased to be the beneficial owner of more than five percent of the securities.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

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CUSIP No. 43070470 for Common Stock                           Page 7 of 7 Pages


                              SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 1997

                                                   By: /s/ Michael Lulkin
                                                       ----------------------
                                                       Michael Lulkin